EXHIBIT 99.1

Endeavour Silver Produces 1,073,724 oz Silver and 11,166 oz Gold for 2.0 Million oz Silver Equivalents in Q2, 2021

VANCOUVER, British Columbia, July 08, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports production of 1,073,724 silver ounces (oz) and 11,166 gold oz in Q2, 2021, for silver equivalent (“AgEq”) production of 2.0 million oz at an 80:1 silver:gold ratio. Production continues to outpace the 2021 production guidance of 6.1-7.1 million silver equivalent ounces, totaling 3.9 million AgEq oz for the 6 months ended June 30, 2021.

Quarterly production increased significantly compared to Q2, 2020, when mining operations were temporarily suspended as mandated by the Mexican government to halt the spread of the COVID-19 pandemic from April 2020 to late May 2020.

2021 Second Quarter Highlights

  Consolidated Production Ahead of Plan: Silver equivalent production at each mine is on track to meet or exceed 2021 production plans.

  Guanacevi Production Ahead of Plan: Higher throughput and higher grades resulted in production exceeding plan during the quarter and ahead of the annual plan.

  Bolanitos Production on Plan: Processed tonnes were ahead of plan, offset by slightly lower ore grades than planned during the quarter.

  El Compas Production on Plan: Processed tonnes were ahead of plan, offset by slightly lower ore grades than planned during the quarter.

  Metal Sales and Inventories: Sold 1,120,266 oz silver and 9,810 oz gold, held 459,659 oz silver and 1,891 oz gold of bullion inventory and 12,159 oz silver and 944 oz gold in concentrate inventory. Management withheld metal from sale during the price correction over last two weeks of June and plans to sell the withheld metal inventory in anticipation of a precious metal prices rebound in 2021.

  Sold the El Cubo Assets: Completed the sale of the El Cubo mine in Guanajuato, Mexico to Guanajuato Silver (Formerly named VanGold Mining Corp) for $15 million in cash and share payments, with up to $3 million in contingent payments.

  Seamless Management Succession Plan: Bradford Cooke stepped down as CEO and assumed the role of Executive Chair of the Company following the AGM on May 12, 2021. Dan Dickson assumed the role of CEO and Christine West was promoted to CFO.

  Delivered Positive Brownfields Exploration Results at Guanacevi and Bolanitos: Drilling continued to intersect high-grade silver-gold mineralization in the Santa Cruz vein at Guanacevi, and in the Medallito and Belen veins at Bolanitos.

  Delivered Positive Regional Exploration Result at the Terronera Development Project: Intercepted high-grade silver-gold mineralization in a number of structures near the Terronera vein. The Project Management Team continues to advance the feasibility study, which is expected to be completed during the third quarter of 2021.

Dan Dickson, Endeavour CEO, commented, “I am excited to lead the Endeavour team into the Company’s next chapter. I want to commend our management and employees who have professionally navigated the global pandemic with care and understanding for our fellow workers, business partners and communities. As an organization, our goal is to be a leader in our communities while delivering safe, sustainable production.”

In Q2, Endeavour delivered positive results in operations and exploration and is pushing to advance the Terronera project to a development decision with the completion of the Terronera Feasibility Study in Q3, 2021.”

Mine Operations

Consolidated silver and gold production in Q2, 2021 were both higher than Q2, 2020 due to the suspension of the Guanacevi, Bolanitos and El Compas mines as a result of the COVID-19 pandemic in Q2, 2020. Q2, 2021 production slightly exceeded plan as higher throughput at each operation contributed to the higher production.

Guanacevi throughput exceeded plan and was the highest quarterly throughput since 2014 as operations continued to outperform. Mining the new higher grade El Curse orebodies has led to significantly improved grades and mine plan flexibility. Additionally, supplies of local third-party ores continued to supplement mine production, amounting to 10% of quarterly throughput, and contributed to the higher ore grades.

Bolanitos and El Compas processed tonnes, were all higher compared to plan, partly offset by slightly lower grades due to normal variations in the ore body. It is expected that grades will align with planned grades over the course of the year. As previously disclosed by the Company (see EDR news release dated January 7, 2021), the existing reserve at El Compas is limited and sufficient to continue mining until mid-2021. Management is currently assessing alternatives, including temporary closure.

COVID-19 pandemic remains relevant in Mexico, and at the Company’s business locations, process and protocols remain in place to ensure staff and workers as well as our communities remain as safe as possible. Vaccination programs are advancing in Mexico to allow a return of a new normal in the second half of this year.

Production Highlights for Three Months and Six Months Ended June 30, 2021

Three Months Ended June 30			Q2 2021 Highlights	Six Months Ended June 30
2021	2020	% Change		2021	2020	% Change
242,018	114,120	112%	Throughput (tonnes)	451,471	313,447	44%
1,073,724	596,545	80%	Silver ounces produced	2,121,824	1,454,204	46%
11,166	5,817	92%	Gold ounces produced	22,275	14,293	56%
1,062,267	590,618	80%	Payable silver ounces produced	2,098,977	1,440,409	46%
10,955	5,717	92%	Payable gold ounces produced	21,849	14,037	56%
1,967,004	1,061,905	85%	Silver equivalent ounces produced(1)	3,903,824	2,597,644	50%
1,120,266	634,839	76%	Silver ounces sold	1,743,645	1,300,339	34%
9,810	5,218	88%	Gold ounces sold	20,473	12,672	62%

(1)   Silver equivalent ounces calculated using 80:1 ratio.

Production Tables for Second Quarter, 2021 by Mine (1)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	111,893	1,230	308	0.98	84.8%	87.5%	939,241	3,084
Bolañitos	107,912	1,186	39	2.14	88.7%	91.0%	120,044	6,753
El Compas	22,213	244	30	2.45	67.4%	76.0%	14,439	1,329
Consolidated	242,018	2,660	163	1.63	84.9%	87.9%	1,073,724	11,166

(1)  gpt = grams per tonne

Production Tables for Six Months Ended June 30, 2021 by Mine (1)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	200,525	1,102	335	1.01	86.0%	89.5%	1,857,458	5,827
Bolañitos	205,604	1,130	39	2.15	87.8%	91.0%	226,271	12,935
El Compas	45,342	249	39	3.30	67.0%	73.0%	38,095	3,513
Consolidated	451,471	2,481	170	1.76	85.8%	87.2%	2,121,824	22,275

(2)   gpt = grams per tonne

Paloma Drill Results

Endeavour drilling has confirmed widespread alteration and low grade gold mineralization at its Paloma project. The Paloma project is a high-sulphidation, epithermal-style hydrothermal system located in the Chilean Miocene deposit belt, 180 kilometers southeast of the city of Calama, 5,000 metres above sea level. Endeavour has an option to acquire up to 70% ownership of 5,100 hectares from Compañía Minera del Pacifico.

To date, Endeavour completed 5,945 metres of diamond drilling in 13 drill holes. Highlights include 0.4 grams per tonne of gold over 46 metres true width, however it is interpreted that the drilling did not reach the core of the system. The exploration team is currently analyzing the drill results to develop the next phase drill program to test for the possibility of higher grade mineralization.

Management Appointment

Endeavour Silver is pleased to announce that Galina Meleger has been promoted to the position of Vice President of Investor Relations effective July 15th, 2021. Galina has been with Endeavour Silver since 2017 and brings extensive knowledge and leadership to her role with a strong understanding of business goals and a global investor network. Galina Meleger has over 15 years’ experience in the resource sector, in the capacity of investor relations, corporate communications and more recently ESG. During 2021, Galina was the recipient of several industry awards including the “Belle Mulligan Award for Leadership in Investor Relations” from CIRI (Canadian Investor Relations Institute) and the “30 under 40” which honors the most talented individuals in the investor relations community from NIRI (National Investor Relations Institute). Galina’s career history includes successful and highly regarded companies, with international listings, including, Newmarket Gold and then subsequently Kirkland Lake Gold, KGHM, and Copper Mountain Mining Corporation.

Release of Second Quarter, 2021 Financial Results and Conference Call

The 2021 Second Quarter Financial Results will be released before market on Tuesday, August 10, 2021 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass code is 7318#. The audio replay and a written transcript will be available on the Company’s website at www.edrsilver.com under the Investor Relations, Events section.

Qualified Person and QA/QC – Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AAS) finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the impact of suspension of mining operations, Endeavour’s anticipated performance in 2021, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID 19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, the impact of the COVID 19 pandemic on mining operations in Mexico generally, and the Company’s operations specifically, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.